UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-203997

CUSIP NUMBER 98979T 107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zoompass Holdings , Inc.

Full Name of Registrant

Former Name if Applicable

2455 Cawthra Rd, Unit 75

Address of Principal Executive Office (Street and Number)

Mississauga , ON L5A3P1, CANADA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2020. The registrant anticipates that it will file its Form 10-Q within the "grace" period provided by Securities Exchange Act Rule 12b-25

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott C. Kline	(949)	271-6355
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There will be significant change in the results of operations from corresponding period for the last fiscal year because of acquisition of BGC and subsidiaries in Q2 which is accounted from the date of acquisition May 31, 2020. The corresponding period for the last fiscal year did not include BGC and subsidiaries.

Zoompass Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2020	By: /s/ Emanuel Bettencourt
Name: Emanuel Bettencourt Title: Chief Executive Officer